04026779

MAY 18 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

P... 1 of 34 pages. Exhibit Index on page 5.

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.*

2. Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP Holdings Limited ("TABCORP"), a notice of variation extending the offer period, a supplementary bidder's statement lodged with the Australian Securities and Investments Commission ("ASIC") on May 4, 2004 and a flyer entitled "9 good reasons".**

Part II - Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNiTAB") and TAB Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

---

* Previously furnished.

** Furnished herewith.

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

O. ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*

R. ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.**

S. ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.**

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

---

* Previously furnished.

** Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________
Peter Caillard
Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: ______________________
Peter Caillard
Director

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.*	7
2	Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period, a supplementary bidder's statement lodged with ASIC on May 4, 2004 and a flyer entitled "9 good reasons".**	
A	Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*	
B	The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003.*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003.*	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003.*	
E	All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNiTAB Limited ("UNiTAB") and TAB Limited'.*	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*	

* Previously furnished.

** Furnished herewith.

MELBOURNE 45608 1

Exhibit	Description	Page
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*	
O	ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*	
P	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
Q	ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*	
R	ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.**	23
S	ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.**	26

* Previously furnished.
** Furnished herewith.

MELBOURNE:15608.1

Exhibit 2

TABCORP

From the Chairman

TABCORP Holdings Limited
ABN 66 063 780 709

17 May 2004

Dear Tab shareholder,

You should have received recently a copy of the Bidder's Statement in relation to TABCORP's offer to acquire all of your shares in Tab Limited. You also may have seen TABCORP's advertisements which appeared in major newspapers last week.

The purpose of this package is to update you on recent developments regarding our takeover offer for your company, Tab, which include:

- **The implied value of TABCORP's offer has increased from $4.50 to $4.65[1] per Tab share due to an increase in the TABCORP share price since the preparation of the Bidder's Statement.**
- **UNiTAB's takeover offer closed on 23 April 2004 and now TABCORP's offer is the only takeover offer you can accept for your Tab shares.**
- **TABCORP's offer has been extended and is now due to close on 8 June 2004, unless further extended or withdrawn.**

Further details of these and other recent developments are set out in the enclosed documents, which include a Supplementary Bidder's Statement and a notice of variation in relation to the extension of the offer period.

TABCORP has called on your board to recommend TABCORP's attractive takeover offer. Your directors previously supported unanimously a takeover offer which had an implied value less than the current value of TABCORP's offer.

An update of the benefits to you as a Tab shareholder of TABCORP's takeover offer, as originally outlined in the Bidder's Statement, is enclosed and is titled "Nine Good Reasons Why You Should Accept TABCORP's Offer".

I urge you to accept TABCORP's offer as soon as possible. The sooner you accept TABCORP's offer, the sooner you will be paid, once TABCORP's offer becomes unconditional.

If you have any questions in relation to the offer, please contact the TABCORP offer information line on 1800 010 202 (toll-free from within Australia) or +61 2 9240 7442 (from outside Australia).

I look forward to welcoming you as a shareholder in TABCORP.

Yours sincerely,

Michael Robinson
Chairman

[1] Based on the closing price for TABCORP shares on the ASX of $13.25 on 10 May 2004 and subject to the effects of rounding

FD009HNA

5 Bowen Crescent
Melbourne Australia 3004

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Extension of offer period

To:

1. **Australian Securities and Investments Commission (*ASIC*)**
2. **Tab Limited (ABN 17 081 765 308) (*Tab*)**
3. **The holders of ordinary shares in Tab, and the holders of securities convertible into ordinary shares in Tab, to whom the Offers referred to below have been made**

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers are open for acceptance by a period of 14 days, thereby extending the closing date for the Offers to 7.00 pm (Sydney time) on 8 June 2004 (unless further extended).

Pursuant to section 630(2)(a) of the Corporations Act, the date for giving a notice on the status of the defeating conditions to which the Offers are subject is taken to be postponed for an equivalent period of 14 days.

A copy of this notice was lodged with ASIC on 17 May 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 17 May 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** pursuant to a unanimous resolution of the directors by:

Matthew Slatter
Director

Supplementary Bidder's Statement

By TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

in relation to its off-market bid for Tab Limited (ABN 17 081 765 308)

1. Introduction

This document is a Supplementary Bidder's Statement under section 643 of the *Corporations Act 2001* (Cth) (***Corporations Act***). It is issued by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***), a wholly owned subsidiary of TABCORP Holdings Limited (***TABCORP***), in relation to Bidder's takeover offer (the ***TABCORP Offer***) for all of the fully paid ordinary shares (***Tab Shares***) in Tab Limited (ABN 17 081 765 308) (***Tab***).

This document supplements, and should be read together with, the Bidder's Statement dated 2 April 2004 given by Bidder to Tab and lodged with the Australian Securities and Investments Commission (***ASIC***) on 2 April 2004 (the ***Original Bidder's Statement***).

Words defined in the Original Bidder's Statement have the same meaning in this Supplementary Bidder's Statement, unless the context requires otherwise. The rules of interpretation set out in section 12.2 of the Original Bidder's Statement also apply to this document, unless the context requires otherwise.

2. Overview

In this Supplementary Bidder's Statement, Bidder supplements and amends the Original Bidder's Statement to take into account certain events which have occurred since the date of the Original Bidder's Statement, being:

- the close of UNiTAB's offer (***UNiTAB's Offer***) to acquire all of the Tab Shares whilst that offer was still conditional, with the result that no Tab Shares were ultimately acquired by UNiTAB under its offer. For further details see section 3 of this Supplementary Bidder's Statement;
- the conclusion of an independent review, commissioned by the New South Wales government, of arrangements proposed by UNiTAB to NSW Racing to satisfy certain proposed regulatory requirements, and the provision of further details by the New South Wales government of the requirements that will apply in order for a company to become the Nominated Company. For further details see section 4 of this Supplementary Bidder's Statement;
- the entry by TABCORP and UNiTAB into an agreement pursuant to which, amongst other things, TABCORP agrees to procure the sale of certain businesses of the TABCORP Group and the Tab Group to UNiTAB. The transactions contemplated by that agreement are conditional on certain things, including that the TABCORP Group acquires (in aggregate) beneficial ownership of more than 50% of the Tab Shares. For further details see section 5 of this Supplementary Bidder's Statement; and
- the amendment of the Racing Heads of Agreement by TABCORP and NSW Racing. For further details see section 6 of this Supplementary Bidder's Statement.

Certain of these matters were the subject of an announcement by TABCORP on 23 April 2004.

3. Close of UNiTAB's Offer for Tab Shares

UNiTAB's Offer closed at 7.00 pm (Sydney time) on 23 April 2004. UNiTAB's Offer closed with certain defeating conditions being neither waived nor satisfied, with the result that none of the acceptances received under UNiTAB's Offer resulted in a binding contract for the sale of the relevant Tab Shares.

TABCORP's Offer is now the only takeover bid available for Tab Shareholders to accept in relation to their Tab Shares.

All Tab Shareholders who had accepted UNiTAB's Offer are now free to accept TABCORP's Offer should they wish to do so.

The Original Bidder's Statement contained references to the detail of UNiTAB's Offer on page 2 in the section headed 'TABCORP's Offer is superior to UNiTAB's offer' and on pages 6, 7, 13, 18, 19, 126 and 171. All such references should be read in light of the disclosure in this section 3.

4. Developments in relation to Proposed Legislative Requirements

4.1 Independent review of proposed arrangements between UNiTAB and NSW Racing

The Original Bidder's Statement refers to an independent review commissioned by the New South Wales government of UNiTAB's 'last and final' proposal to NSW Racing (which was rejected by NSW Racing) for the purposes of satisfying proposed section 43A of the Totalizator Act (see section 9.6 of the Original Bidder's Statement).

On 7 April 2004, the New South Wales government announced that the financial adviser appointed to conduct the independent review had concluded that UNiTAB's 'last and final' proposal would put the New South Wales racing industry in a superior financial and commercial position relative to the position currently conferred on it under the Racing Distribution Agreement. The media release also made it clear that the NSW Racing Minister would be prepared to nominate UNiTAB as the Nominated Company notwithstanding that UNiTAB had not entered into arrangements with NSW Racing for the purposes of satisfying the condition to be contained in proposed section 43A of the Totalizator Act, and that no action would be taken against UNiTAB or Tab in respect of any subsequent breach of that condition as a result of those arrangements not being in place, provided that an agreement on terms no less favourable than UNiTAB's 'last and final' proposal to NSW Racing was concluded within a reasonable time.

The references to the independent review on pages 2, 8 and 125 of the Original Bidder's Statement should be read in light of these subsequent developments in relation to UNiTAB's Offer.

However, as discussed in section 3 of this Supplementary Bidder's Statement, UNiTAB's Offer closed on 23 April 2004.

4.2 Further details concerning requirements to become the Nominated Company

The announcement by the New South Wales government on 7 April 2004 also indicated that the Nominated Company will need to:

- acquire a relevant interest in more than 50% of the Tab Shares;
- satisfy the NSW Racing Minister that all reasonable steps will be taken to acquire a relevant interest in all of the Tab Shares; and

- have in place a prohibition on shareholding interests in the Nominated Company or its ultimate holding company with substantially the same effect as the prohibition on persons holding more than 10% of the Tab Shares as set out in New South Wales legislation. As explained in sections 1.5(c), 1.5(d) and 9.6(a) of the Original Bidder's Statement, TABCORP is already subject to such restrictions pursuant to Victorian legislation (the Gaming and Betting Act), as well as its own constitution.

The references in the Original Bidder's Statement to the general conditions that will need to be satisfied in order for a company to become the Nominated Company on pages 2, 8, 18, 120 and 125 should be read in light of the disclosure in this section 4.

5. The Procurement Agreement with UNiTAB

5.1 Summary of the Procurement Agreement

As indicated in section 4.3(c) of the Original Bidder's Statement, the New South Wales government has indicated that if Bidder is nominated as the Nominated Company for the purposes of the Totalizator Act and the Privatization Act (thereby enabling it to acquire control of Tab), it will be a condition of that nomination that the Tab Gaming Division be divested within 18 months of Tab being taken over by Bidder.

In light of this requirement, TABCORP has entered into an agreement (the ***Procurement Agreement***) with UNiTAB pursuant to which the parties have agreed to certain arrangements concerning the sale (the ***Gaming Business Sale***) to UNiTAB of:

- the Data Monitoring Services Business, the Links Business and the Tab business that trades under the name 'maxvision' which, amongst other things, provides equipment associated with the Links Business (the ***Tab Gaming Business***); and
- the centralised monitoring system business (which monitors the performance of gaming machines in hotels and clubs in Queensland) and progressive jackpot services business of the TABCORP Group that operate under licences granted under the *Gaming Machine Act 1991* (Qld) (the ***TABCORP Queensland Monitoring Business***),

(together the ***Gaming Businesses***).

The Procurement Agreement also provides for:

- amendments (the ***Sky Amendments***) to existing arrangements between Sky Channel Pty Ltd (***Sky Channel***) and members of the ***UNiTAB Group*** (being UNiTAB and its Related Entities) under which Sky Channel supplies the racing picture to UNiTAB's TAB agencies in Queensland, the Northern Territory and South Australia and for certain assurances with respect to the content of Sky Channel's television services; and
- amendments (the ***Fixed Odds Amendments***) to the existing agreement between the TABCORP Group and UNiTAB concerning the acceptance into books managed by TABCORP Manager Pty Ltd of fixed odds bets received by members of the UNiTAB Group, being amendments to:
  - reduce the fee payable by UNiTAB on its annual investment into those books on turnover over $70 million. Fees on annual investments below $70 million will remain unchanged; and
  - extend the term to 19 August 2008, with UNiTAB having an option for a further extension to 19 August 2013, subject to early termination in accordance with the agreement.

The material terms of the Procurement Agreement are summarised in this section 5.

5.2 Conditions to the Procurement Agreement

The substantive obligations of TABCORP and UNiTAB under the Procurement Agreement are subject to a number of conditions precedent (the ***Conditions***), although not all of the Conditions apply to each of the substantive matters dealt with in the Procurement Agreement. In summary, the Conditions are as follows.

- Each of the Gaming Business Sale, the Sky Amendments and the Fixed Odds Amendments are subject to the satisfaction or waiver of a Condition that members of the TABCORP Group acquire (in aggregate) beneficial ownership of more than 50% of the Tab Shares (the ***50% Acceptance Condition***).
- Subject to the exception discussed in section 5.4(c), the Gaming Business Sale is subject to the satisfaction or waiver of a Condition that, if there are any approvals from Tab Shareholders that are reasonably required for that part of the Gaming Business Sale that relates to the Tab Gaming Business, those approvals are obtained (the ***Gaming Sale Shareholder Approval Condition***).
- The Gaming Business Sale is also subject to the satisfaction or waiver of the following Conditions:
  - that all regulatory approvals (including consent to the sale of the Tab Gaming Business to UNiTAB from the New South Wales government) required to implement the Gaming Business Sale are granted or obtained and are not withdrawn, cancelled or revoked (together the ***Gaming Sale Regulatory Approval Conditions***); and
  - that no regulatory action is taken to prevent the Gaming Business Sale (the ***Gaming Sale Regulatory Action Condition***).
- The Sky Amendments are subject to the satisfaction or waiver of a condition that if there are any approvals from Tab Shareholders that are reasonably required for the Sky Amendments, those approvals are obtained (the ***Sky Shareholder Approval Condition***).

The 50% Acceptance Condition can be waived by TABCORP without the consent of UNiTAB. However, the ability of TABCORP to waive this condition will be impacted by the matters discussed in section 9.4 of the Original Bidder's Statement.

The other Conditions can only be waived with the consent of both TABCORP and UNiTAB.

5.3 Requirement to obtain any necessary Tab Shareholder approvals

If, by 31 December 2004, the TABCORP Group has acquired beneficial ownership of more than 50%, but less than 100%, of the Tab Shares, TABCORP must use its best endeavours to satisfy the Gaming Sale Shareholder Approval Condition and the Sky Shareholder Approval Condition if it is determined that any such approvals are reasonably required in relation to the Gaming Business Sale (so far as it relates to the Tab Gaming Business) or the Sky Amendments. However, there is no requirement to seek such approvals on more than one occasion.

5.4 The Gaming Business Sale and the Tender Process

(a) The Gaming Business Sale Agreement

As soon as practicable after the 50% Acceptance Condition has been satisfied or waived, TABCORP and UNiTAB have agreed to enter into good faith negotiations in relation to the terms of an agreement (the ***Gaming Business Sale Agreement***) to give effect to the Gaming Business

Sale, subject to the satisfaction of the relevant Conditions referred to above. The terms of the Gaming Business Sale Agreement are to include and be consistent with the terms set out in the Procurement Agreement, the material terms of which are set out below.

The Gaming Business Sale will essentially involve the purchase by UNiTAB of the assets (the ***Gaming Assets***) used principally (or, in the case of intellectual property, used exclusively) in the Gaming Businesses and the assumption by UNiTAB of the liabilities of the Gaming Businesses (excluding certain bank and corporate debts and any gaming incentive fee payments owing to NSW Racing).

Completion of the Gaming Business Sale will only be conditional on the grant to the relevant members of the UNiTAB Group of the licences necessary to conduct the Gaming Businesses and the absence of actual, or reasonably anticipated, regulatory restraints or prohibitions in relation to completion.

The purchase price for the Gaming Businesses will (subject to section 5.4(b)) be:

- for the assets of the TABCORP Queensland Monitoring Business - $40 million; and
- for the assets of the Tab Gaming Business - $175 million plus an adjustment for any increase in the monitoring fees approved by the New South Wales government to be charged per gaming machine before completion of the sale of the Tab Gaming Business. On 30 April 2004, Tab announced that the New South Wales government has determined an increase to these fees, the effect of which would be an increase in the purchase price for the assets of the Tab Gaming Business by approximately $20 million.

The purchase price is also subject to an adjustment for changes in the businesses' working capital prior to completion. UNiTAB will be responsible for applicable GST and stamp duty.

Licensing arrangements will be put in place in relation to certain intellectual property that is not a Gaming Asset but is reasonably required by UNiTAB to operate the Gaming Businesses, subject to obtaining any necessary third party approvals or consents.

Except as set out below, agreements which constitute Gaming Assets will be assigned or novated to the relevant member of the UNiTAB Group, unless it is not possible to obtain any necessary consent from a third party. If a third party consent is required and is not able to be obtained then, to the extent practicable, the relevant member of the UNiTAB Group will perform the relevant obligations under the agreement and indemnify the relevant members of the Merged Group against any liability arising under the agreement, and the relevant members of the Merged Group will account to the UNiTAB Group for any benefit which is actually received under the agreement by the Merged Group after completion.

Where an agreement which constitutes a Gaming Asset is not used exclusively in the Gaming Businesses, the parties will seek to assign or novate the agreement to the relevant member of the UNiTAB Group to the extent that it relates to the Gaming Businesses. If any consents necessary for such an assignment or novation are not able to be obtained, the parties are to negotiate in good faith to determine appropriate arrangements having regard to their mutual interest in the agreement, in particular to seek (if possible) to pass the benefit of the relevant part of the agreement to the relevant member of the UNiTAB Group on arm's length terms. However, the relevant member of the Merged Group will have the right to retain the relevant agreement.

The Procurement Agreement provides that only limited warranties will be provided by the vendors of the relevant assets.

The parties to the Gaming Business Sale Agreement are to enter into that agreement as soon as practicable after the 50% Acceptance Condition, the Gaming Sale Shareholder Approval Condition, the Gaming Sale Regulatory Approval Conditions and the Gaming Sale Regulatory Action Condition have been satisfied or waived and the terms of the Gaming Business Sale Agreement have been agreed, and prior to 30 June 2005 (the ***Cut-off Date***, although this date can be amended by agreement between the parties in writing).

If any of the Gaming Sale Shareholder Approval Condition, the Gaming Sale Regulatory Approval Conditions or the Gaming Sale Regulatory Action Condition is not satisfied or waived by the Cut-off Date, either party may terminate the obligations referred to above under the Procurement Agreement in relation to the Gaming Business Sale.

(b) The Tender Process

If the TABCORP Group acquires more than 50% of the Tab Shares, and the Gaming Sale Regulatory Approval Conditions and the Gaming Sale Regulatory Action Condition are satisfied or waived before the Cut-off Date, and Tab Shareholders vote against any resolutions reasonably required to satisfy the Gaming Sale Shareholder Approval Condition, then TABCORP's obligations referred in section 5.4(a) in relation to the Gaming Business Sale will cease.

Instead, TABCORP will procure that Tab conducts a tender process (the ***Tender Process***) for the sale of the Tab Gaming Business. If that process is conducted, UNiTAB will be required to offer to purchase the Tab Gaming Business for at least the cash price that would have applied under the Gaming Business Sale Agreement, and subject to terms and conditions no less favourable to the Merged Group than those that would have applied under the Gaming Business Sale Agreement (as described in section 5.4(a) and as negotiated between UNiTAB and TABCORP). The offer from UNiTAB must remain open for acceptance by Tab until the completion of the sale of the Tab Gaming Business.

The Tender Process may result in the sale of the Tab Gaming Business to UNiTAB or any other person who submits a tender, with the terms of the sale being determined in accordance with the Tender Process. (Any purchaser of the Tab Gaming Business will, however, need to be acceptable to, and approved by, the New South Wales government.) However, regardless of the ultimate purchaser of the Tab Gaming Business:

- TABCORP will still be obliged to offer to sell, and UNiTAB must offer to buy, the TABCORP Queensland Monitoring Business, subject to UNiTAB having made an offer for the Tab Gaming Business on the terms discussed above. The terms of that sale will be consistent with the terms prescribed by the Procurement Agreement and the negotiations held between the parties in relation to the Gaming Business Sale Agreement before the commencement of the Tender Process; and
- following the final determination of the purchase price for the Tab Gaming Business under the Tender Process, TABCORP must pay to UNiTAB an amount calculated in accordance with the following:
    - if the purchase price* for the Tab Gaming Business under the Tender Process is $225 million or less – the payment required will be an amount equal to 75% of the excess

* After adjustment in accordance with the sale documents, and excluding GST and stamp duty payable in respect of the sale or chargeable on the relevant sale documents, and excluding costs incurred by either party in connection with the sale.

of that purchase price above the amount specified in section 5.4(a) in relation to the assets of the Tab Gaming Business;

- if the purchase price for the Tab Gaming Business under the Tender Process is more than $225 million – the payment required will be an amount equal to 75% of the difference between $225 million and the amount specified in section 5.4(a) in relation to the assets of the Tab Gaming Business, plus 50% of the excess of the purchase price above $225 million.

Arrangements have been agreed between TABCORP and UNiTAB should Tab agree to sell the Tab Gaming Business under the Tender Process on a basis which is fundamentally different to that contemplated in the Procurement Agreement. These arrangements preserve the economic effect of the arrangements agreed under the Procurement Agreement discussed above, and ensure that UNiTAB is obliged to submit a binding offer (which must remain open for acceptance by Tab until the sale of the Tab Gaming Business is completed) to Tab to purchase the Tab Gaming Business for at least the cash price that would have applied under the Gaming Business Sale Agreement, and subject to terms and conditions no less favourable to the Merged Group than those that would have applied under the Gaming Business Sale Agreement. The Procurement Agreement requires UNiTAB to make such an offer following the start of the Tender Process even if such an offer would be a non-conforming offer under the Tender Process.

(c) Potential for exclusion of the TABCORP Queensland Monitoring Business

It is possible that the Gaming Business Sale may proceed without the sale of the TABCORP Queensland Monitoring Business if the Gaming Sale Regulatory Approval Conditions have not been, or are not reasonably capable of being, satisfied before the Cut-off Date solely because of matters associated with the TABCORP Queensland Monitoring Business.

(d) Use of proceeds

TABCORP and Bidder's intentions in relation to the use of the proceeds from the sale of the Gaming Businesses are as set out in sections 4.3(e) (if Bidder acquires relevant interests in 90% or more of the Tab Shares and is entitled to proceed to compulsory acquisition of the remaining Tab Shares under the Corporations Act) and 4.4(c) (if Bidder acquires relevant interests in more than 50%, but less than 90%, of the Tab Shares) of the Original Bidder's Statement.

5.5 The Sky Amendments

Certain members of the UNiTAB Group are currently party to arrangements (the ***Sky Arrangements***) with Sky Channel under which Sky Channel supplies racing picture to UNiTAB's TAB agencies in Queensland, South Australia and the Northern Territory.

This section 5.5 summarises the material Sky Amendments that will be implemented if the relevant Conditions are satisfied or waived. Except where indicated to the contrary, the Sky Amendments only apply to the Sky Arrangements to the extent that they relate to the supply of racing picture to TAB agencies, rather than domestic premises.

This section 5.5 also summarises the arrangements with respect to the content of Sky Channel's television services which the Procurement Agreement provides will apply if the relevant Conditions are satisfied or waived.

(a) Extension of term

The terms of the Sky Arrangements in the relevant jurisdictions will be extended to expire on the following dates: for Queensland, 30 June 2013; for the Northern Territory, 30 June 2015; and for South Australia, 30 June 2017.

(b) Fees – *Queensland and South Australia*

For financial years ending after 30 June 2004, the base fee payable by the UNiTAB Group in respect of the provision of the Sky commercial service to its agencies in Queensland and South Australia will increase at the greater of CPI and 3%. There will also be a pro rata increase in the fees payable if the number of UNiTAB agencies in the relevant State increases by more than 10%.

TABCORP and UNiTAB have also agreed fee rebates to be made by Sky Channel to UNiTAB during the term of the relevant Sky Arrangements in respect of agencies in Queensland and South Australia if the Sky commercial service does not include coverage of certain races. The amounts of the rebates will be calculated with reference to lost turnover at affected agencies as a proportion of the total turnover at those agencies.

(c) Fees – Northern Territory

Fees payable under the Sky Arrangements for the provision of the racing picture to UNiTAB agencies in the Northern Territory will remain based on turnover on races broadcast to those agencies.

(d) Racing program

TABCORP has agreed to procure that the extent of live coverage on the Sky domestic pay television and Sky commercial services of Queensland and South Australian thoroughbred, harness and greyhound race meetings will not be less than the extent of such coverage in the 12 months ending on 23 April 2004, provided that the cost to Sky Channel of broadcasting rights for such races does not increase in excess of CPI and the quality of the races in those States meets specified quality standards. TABCORP has also agreed to procure live coverage of the Alice Springs Cup and the Darwin Cup on the Sky commercial and domestic services provided that those races are held on specified days and a member of the UNiTAB Group covers the cost, or procures a third party to cover the cost, of broadcasting those races, with a 20% margin.

In the case of the Sky domestic service, TABCORP's obligations are subject to a proviso that the inclusion of the relevant live coverage does not require any amendment to, or result in any financial detriment to the Tab Group under, the contractual arrangements Sky Channel has with the operators of the relevant domestic pay television service.

(e) The Sky Shareholder Approval Condition

If the Sky Shareholder Approval Condition is not satisfied or waived by the Cut-off Date, either party may terminate the obligations under the Procurement Agreement in relation to the Sky Amendments.

5.6 Divestment risk

Section 8.6(m) of the Original Bidder's Statement discusses certain risks associated with the New South Wales government's requirements for the divestiture of the Tab Gaming Business. That section should now be read in light of the arrangements discussed in section 5.4 of this Supplementary Bidder's Statement which reduce the risks associated with such a sale.

5.7 Intentions

As discussed in this section 5, the Procurement Agreement contains various obligations for TABCORP should the TABCORP Offer be successful. Consequently, section 4 of the Original Bidder's Statement (which sets out the intentions of TABCORP and Bidder should the TABCORP Offer become unconditional) must be read in conjunction with the disclosure contained in this section 5 concerning the actions that will be taken by TABCORP if the TABCORP Offer is successful.

5.8 References to the TABCORP Queensland Monitoring Business

As a result of the entry into the Procurement Agreement, all references in the Original Bidder's Statement to the TABCORP Queensland Monitoring Business (in particular, references to that business in the context of the ongoing operations of the Merged Group) are taken to be qualified by the following statement:

> If the relevant conditions in the Procurement Agreement are satisfied, the TABCORP Queensland Monitoring Business will be sold to UNiTAB following the completion of the acquisition of more than 50.0% of Tab Shares by Bidder.

There are references to the TABCORP Queensland Monitoring Business on pages 11, 24, 26, 27, 48, 70, and 108 of the Original Bidder's Statement.

6. Racing Heads of Agreement

6.1 Amendments - General

The Original Bidder's Statement refers in a number of places to the Racing Heads of Agreement entered into by TABCORP and NSW Racing on 23 February 2004 (see pages 2, 8, 18, 111 to 113, 115, 116 and 121 and section 9.7).

On 23 April 2004 TABCORP and NSW Racing entered into an amendment deed (the ***Amendment Deed***) under which certain amendments were made to the Racing Heads of Agreement. The material amendments are discussed in this section 6. The references in the Original Bidder's Statement to the Racing Heads of Agreement should be read subject to the disclosure in this section 6.

6.2 Fees

The increases to the product fees payable to NSW Racing (as discussed in section 9.7(a)(i) of the Original Bidder's Statement) have been amended. The new fee increases are as set out in Figure 6.2.1, which replaces Figure 9.7.1 in the Original Bidder's Statement. These fee increases are lower than those set out in section 9.7(a)(i) of the Original Bidder's Statement.

Figure 6.2.1: Net increases in fees payable to NSW Racing

Financial year	Net increase in fees to NSW Racing
2004/2005	$2.25 million
2005/2006	$4.50 million
2006/2007	$6.75 million
2007/2008	$9.00 million
Subsequent financial years	$9.00 million, indexed to CPI (Sydney) at 30 June 2008

6.3 Consent to the sale of the Tab Gaming Business

NSW Racing has provided its consent (to the extent it is required) to the sale of the Tab Gaming Business to UNiTAB as contemplated by the Procurement Agreement (and otherwise in accordance with the New South Wales government's requirements). That consent:

- is subject only to Bidder acquiring more than 50% of the Tab Shares or otherwise acquiring control of Tab;
- is subject to arrangements that, if the formal agreement (the ***Final Racing Agreement***) to be entered into pursuant to the Racing Heads of Agreement has not been entered into when the sale of the Tab Gaming Business is completed, provide for NSW Racing to receive the benefit of part of the fee increases referred to in section 6.2 pending the execution of the Final Racing Agreement (and for any amounts paid to NSW Racing under these arrangements to be set-off against future amounts referred to in section 6.2 once the Final Racing Agreement has been executed);
- will, along with the other provisions described in this section 6.3, survive any termination of the Racing Heads of Agreement; and
- is not conditional on the entry by TABCORP and NSW Racing into the Final Racing Agreement.

6.4 Termination provisions

Section 9.7(c) of the Original Bidder's Statement discussed the various termination rights that applied under the Racing Heads of Agreement. In particular, the second bullet point of the first paragraph of that section 9.7(c) discussed a termination right (the ***Government Announcement Termination Right***) which would be available to TABCORP if certain statements were made by the New South Wales government. In the Amendment Deed, TABCORP and NSW Racing agreed to delete the Government Announcement Termination Right from the Racing Heads of Agreement with effect from 23 April 2004.

However, if another person makes a takeover bid for all of the Tab Shares (or seeks to implement with Tab a scheme of arrangement or other similar transaction) and the consideration offered has a value that is greater, or that is represented to be greater, than $4.50 per Tab Share, then in specified circumstances certain of the amendments contained in the Amendment Deed will be deemed not to have been made. If the amendments contained in the Amendment Deed are reversed as discussed in this section 6.4, the parties' rights and obligations (including in relation to the Government Announcement Termination Right) will generally be reinstated to the position that they were in prior to the entry into the Amendment Deed.

7. No Material Impact on Pro-Forma Financial Information

The transactions contemplated by the agreements described in sections 5 and 6 of this Supplementary Bidder's Statement do not have a material impact on the pro-forma financial information contained in sections 5.2, 5.3 and 5.5 of the Original Bidder's Statement.

8. Other

8.1 Lodgment with ASIC

A copy of this document was lodged with ASIC on 4 May 2004. This document will prevail to the extent of any inconsistency with the Original Bidder's Statement. Neither ASIC nor any of its officers takes any responsibility for the contents of this document.

8.2 Authorisation

This document has been approved by a unanimous resolution passed by the directors of Bidder.

8.3 Consents

This Supplementary Bidder's Statement contains statements made by, or statements based on statements made by, TABCORP. TABCORP has consented to being named in this Supplementary Bidder's Statement and has consented to the inclusion of:

- each statement it has made; and
- each statement which is said in this Supplementary Bidder's Statement to be based on a statement it has made,

in the form and context in which the statements have been included, and has not withdrawn that consent.

Dated 4 May 2004

Signed for and on behalf of **TABCORP Investments No.4 Pty Ltd** by:



Matthew Slatter

Director



Nine Good Reasons Why You Should Accept TABCORP's Offer[1]

TABCORP's offer currently implies a value of $4.65 for each Tab Share[2]

1. The implied value of TABCORP's offer has increased from $4.50 to $4.65[2] per Tab share

2. Tab's directors previously unanimously supported a takeover offer which was stated to have an implied value of $4.50 per Tab share, which is less than the current value of TABCORP's offer

3. TABCORP's offer is now the only takeover offer you can accept for your Tab shares[3]

4. TABCORP's offer represents a 38% premium[4] over the price at which Tab shares traded before Tab became the subject of takeover/merger proposals

5. TABCORP's offer represents a very attractive multiple of Tab's earnings
   - *At an implied value of $4.65 per Tab share, TABCORP's offer represents a multiple of 11.7 times Tab's reported EBITDA[5] and 24.1 times Tab's reported net profit after tax (before goodwill amortisation)[6] for the year ended 30 June 2003*

6. Earnings and dividends attributable to your investment are expected to be enhanced significantly if you accept TABCORP's offer

7. Tab shareholders who accept TABCORP's offer will have the opportunity to become a shareholder in TABCORP, Australia's premier diversified gambling and entertainment group

8. There is potential for capital gains tax rollover relief on the share component of TABCORP's offer

9. You will not incur brokerage costs. In addition, if you are an eligible Tab shareholder you can sell the TABCORP shares to which you are entitled under TABCORP's offer (up to a maximum of 200 TABCORP shares) under a share sale facility without incurring brokerage costs

---

1 Full details of these reasons, and of TABCORP's offer generally, are set out in the Bidder's Statement dated 2 April 2004 (as supplemented) from TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) in relation to TABCORP's offer

2 Based on the closing price for TABCORP shares on the ASX of $13.25 on 10 May 2004 and subject to the effects of rounding

3 UNiTAB's takeover offer for Tab has now closed. All Tab shareholders who accepted UNiTAB's offer are now free to accept TABCORP's offer

4 Based on the implied value referred to in reason 1 and the closing price for Tab shares on ASX of $3.36 on 15 October 2003, the day prior to Tab's announcement of merger discussions with UNiTAB

5 Assuming Tab has 451.1 million shares on issue, net debt as at 31 December 2003 of $317 million, options in the money to the value of $2.9 million and earnings before interest, tax, depreciation and goodwill amortisation (EBITDA) for the year ended 30 June 2003 of $206 million

6 Tab's earnings per share (pre goodwill amortisation) for the year ended 30 June 2003 was $0.19



TABCORP

Attention
Tab shareholders

FIVE QUESTIONS YOU SHOULD ASK THE TAB BOARD

The Tab board previously recommended that you support a merger with UNiTAB when the Tab share price was $3.36. They later stated that they unanimously supported a takeover offer from UNiTAB and they intended to recommend that you accept that offer. The takeover offer from UNiTAB had an implied value of $4.50 per Tab share and then became $4.41 after deducting Tab's interim dividend.

TABCORP then made a higher takeover offer that now has an implied value of $4.65* per Tab share, but the Tab board has recommended that you take no action.

UNiTAB's takeover offer closed more than two weeks ago and TABCORP's offer is now the only takeover offer available to you. However, your board is *still* recommending that you take no action.

You should ask the Tab directors:

1 "**WHY** haven't you recommended TABCORP's higher offer?"

2 "Is there any **REAL** prospect of a higher offer from another party?"

3 "After months of proposals and talks (and seeking advice from three financial advisers) **WHY** haven't you told us yet what our company is worth?"

4 "**WHY** suddenly engage an 'independent expert' to assess TABCORP's offer when previously you intended to recommend UNiTAB's offer without such an independent assessment?"

5 "**WHAT** will happen to Tab's share price if TABCORP's offer goes away?"

TABCORP's offer is scheduled to close on 8 June 2004**

Accept TABCORP's offer NOW to make sure that you have the chance to receive cash and shares in TABCORP – Australia's premier gambling and entertainment group

For more information, call TABCORP's Offer information line on 1800 010 202 or visit TABCORP's website at www.tabcorp.com.au

* Based on TABCORP's closing share price on 10 May 2004
** Unless extended or withdrawn

Exhibit R

TABCORP

17 May 2004

TABCORP rejects the findings of Lonergan's report

TABCORP Holdings Limited (**TABCORP**) today announced that it rejected the findings of a report by Lonergan Edwards & Associates Limited (**Lonergan**), commissioned by Tab Limited, in relation to TABCORP's offer for Tab.

Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, today said "We believe the Lonergan report is flawed in its methodologies and assumptions, provides no new information and that its conclusion is incorrect."

"When TABCORP announced its takeover on 23 February 2004 it had the benefit of having conducted financial due diligence on Tab over a number of weeks including interviews with Tab management. The Lonergan report and the 2005 forecast fails to provide any new information that suggests any net improvement in Tab's business since that time."

"Consequently, the report has no impact on our view as to the value of Tab."

"In fact, we are surprised to discover in the supplementary target's statement that the forecast for the year ending 30 June 2004 of $87.1 million (before non-recurring items) includes a number of non-recurring or uncertain items including:

- a $3.2 million adjustment to the gaming incentive fee relating to years prior to 30 June 2004; and
- a $1 million payment from a claim against the NSW government which the government is yet to acknowledge."

Mr Slatter said "It appears that investors consider the Lonergan report to be irrelevant given that a number of Tab's major institutional shareholders have substantially sold down their holdings in recent weeks after Tab announced that it had commissioned the report."

"The fact that the Tab share price has tracked TABCORP's share price since the release of the Lonergan report also indicates that the market generally believes the report is irrelevant and that our offer will succeed at its current level."

"Tab shareholders should ask the Tab directors why they unanimously supported UNiTAB's offer as late as February this year when that offer had an implied value of $4.41 per Tab share but have rejected TABCORP's offer which currently has an implied value of $4.58* per Tab share."

Mr Slatter said "Tab shareholders have a simple choice. They can accept TABCORP's offer or they can follow the recommendation of the Tab board and watch the Tab share price fall."

* Based on the closing price for TABCORP shares on the ASX on 17 May 2004 and subject to the effects of rounding

"While the Lonergan report estimates that without TABCORP's offer the Tab share price would be likely to trade in the range of $3.80 to $4.10 per share, there is no guarantee that it would hold up even at this level."

"Shareholders should recognise that Tab shares were trading below $3.50 before the company became subject to merger and takeover proposals late last year," Mr Slatter said.

TABCORP also announced that it had executed the financing documentation relating to its offer and that it was working to satisfy or waive the other conditions to its offer. As a consequence, TABCORP is extending its offer for Tab by two weeks and the offer will now close on 8 June 2004, unless extended or withdrawn.

Mr Slatter concluded: "TABCORP's offer provides Tab shareholders with an exciting opportunity which they should accept before our offer closes".

For further information please contact:

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At UBS

Peter Scott
Managing Director
Tel (03) 9242 6273

Tim Antonie
Managing Director
Tel (03) 9242 6277

Exhibit S

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

17 May 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD
EXTENSION OF THE OFFER PERIOD AND SATISFACTION OF CONDITION

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) (a wholly owned subsidiary of TABCORP Holdings Limited), are copies of the following documents:

- a notice pursuant to section 650D of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) relating to an extension of the offer period for Bidder's off-market bid for all of the ordinary shares in Tab Limited;
- a notice pursuant to section 630(4) of the Corporations Act, in accordance with section 630(5) of the Corporations Act. The notice confirms that the condition in section 10.7(j)(i) of the Bidder's Statement dated 2 April 2004 (as supplemented) has been fulfilled; and
- a notice pursuant to section 630(2) of the Corporations Act, in accordance with section 630(5) of the Corporations Act. The notice confirms the new date for the giving of notice of the status of the offer conditions pursuant to section 630(1) of the Corporations Act.

Also attached is a copy of the letter sent to shareholders in Tab Limited together with the notice under section 650D of the Corporations Act, and a notice which sets out the information required by ASX Listing Rule 3.2 regarding Bidder's relevant interests in Tab Limited.

Peter Caillard

Peter Caillard
Company Secretary

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Extension of offer period

To: 1 **Australian Securities and Investments Commission (*ASIC*)**

2 **Tab Limited (ABN 17 081 765 308) (*Tab*)**

3 **The holders of ordinary shares in Tab, and the holders of securities convertible into ordinary shares in Tab, to whom the Offers referred to below have been made**

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers are open for acceptance by a period of 14 days, thereby extending the closing date for the Offers to 7.00 pm (Sydney time) on 8 June 2004 (unless further extended).

Pursuant to section 630(2)(a) of the Corporations Act, the date for giving a notice on the status of the defeating conditions to which the Offers are subject is taken to be postponed for an equivalent period of 14 days.

A copy of this notice was lodged with ASIC on 17 May 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 17 May 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** pursuant to a unanimous resolution of the directors by:

Matthew Slatter
Director

Corporations Act 2001 (Cth)

Notice under section 630(4)

This notice is given under section 630(4) of the *Corporations Act 2001* (Cth) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab Limited (ABN 17 081 765 308), which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented) (***Bidder's Statement***).

Words defined in the Bidder's Statement have the same meaning in this Notice, unless the context requires otherwise.

Bidder gives notice that the condition set out in section 10.7(j)(i) of the Bidder's Statement has been fulfilled.

The Loan Facility Agreement, being the formal agreement relating to the Loan Facility to be used by Bidder to settle acceptances under the Offer, was executed by the Banks, Bidder and other TABCORP Group members on 14 May 2004. The material terms of the Loan Facility Agreement, as executed, are the same as those described in section 6.5 of the Bidder's Statement.

Dated 17 May 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd**:

Peter Caillard
Director

Corporations Act 2001 (Cth)

Notice under section 630(2)

This notice is given under section 630(2) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab Limited (ABN 17 081 765 308), which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented) (***Bidder's Statement***).

Bidder gives notice that the date for giving notice as to the status of the defeating conditions of the Offers pursuant to section 630(3) of the Corporations Act has been postponed by operation of section 630(2) of the Corporations Act, and that the new date for giving notice as to the status of those conditions is 31 May 2004.

As at the date of this notice:

1. The condition set out in section 10.7(j)(i) of the Bidder's Statement has been fulfilled and consequently the Offers are free from that condition.
2. Bidder has not freed the Offers from the remainder of the conditions set out in section 10.7 of the Bidder's Statement and, so far as Bidder knows, none of those remaining conditions has been fulfilled, and consequently the Offers remain subject to those remaining conditions.

Dated 17 May 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd**:

Peter Caillard
Director

TABCORP

From the Chairman

TABCORP Holdings Limited
ABN 66 063 780 709

17 May 2004

Dear Tab shareholder,

You should have received recently a copy of the Bidder's Statement in relation to TABCORP's offer to acquire all of your shares in Tab Limited. You also may have seen TABCORP's advertisements which appeared in major newspapers last week.

The purpose of this package is to update you on recent developments regarding our takeover offer for your company, Tab, which include:

- **The implied value of TABCORP's offer has increased from $4.50 to $4.65[1] per Tab share due to an increase in the TABCORP share price since the preparation of the Bidder's Statement.**
- **UNiTAB's takeover offer closed on 23 April 2004 and now TABCORP's offer is the only takeover offer you can accept for your Tab shares.**
- **TABCORP's offer has been extended and is now due to close on 8 June 2004, unless further extended or withdrawn.**

Further details of these and other recent developments are set out in the enclosed documents, which include a Supplementary Bidder's Statement and a notice of variation in relation to the extension of the offer period.

TABCORP has called on your board to recommend TABCORP's attractive takeover offer. Your directors previously supported unanimously a takeover offer which had an implied value less than the current value of TABCORP's offer.

An update of the benefits to you as a Tab shareholder of TABCORP's takeover offer, as originally outlined in the Bidder's Statement, is enclosed and is titled "Nine Good Reasons Why You Should Accept TABCORP's Offer".

I urge you to accept TABCORP's offer as soon as possible. The sooner you accept TABCORP's offer, the sooner you will be paid, once TABCORP's offer becomes unconditional.

If you have any questions in relation to the offer, please contact the TABCORP offer information line on 1800 010 202 (toll-free from within Australia) or +61 2 9240 7442 (from outside Australia).

I look forward to welcoming you as a shareholder in TABCORP.

Yours sincerely,

Michael Robinson
Chairman

[1] Based on the closing price for TABCORP shares on the ASX of $13.25 on 10 May 2004 and subject to the effects of rounding

FD009HNA

5 Bowen Crescent
Melbourne Australia 3004



Nine Good Reasons Why You Should Accept TABCORP's Offer[1]

TABCORP's offer currently implies a value of $4.65 for each Tab Share[2]

1. The implied value of TABCORP's offer has increased from $4.50 to $4.65[2] per Tab share

2. Tab's directors previously unanimously supported a takeover offer which was stated to have an implied value of $4.50 per Tab share, which is less than the current value of TABCORP's offer

3. TABCORP's offer is now the only takeover offer you can accept for your Tab shares[3]

4. TABCORP's offer represents a 38% premium[4] over the price at which Tab shares traded before Tab became the subject of takeover/merger proposals

5. TABCORP's offer represents a very attractive multiple of Tab's earnings
   - *At an implied value of $4.65 per Tab share, TABCORP's offer represents a multiple of 11.7 times Tab's reported EBITDA[5] and 24.1 times Tab's reported net profit after tax (before goodwill amortisation)[6] for the year ended 30 June 2003*

6. Earnings and dividends attributable to your investment are expected to be enhanced significantly if you accept TABCORP's offer

7. Tab shareholders who accept TABCORP's offer will have the opportunity to become a shareholder in TABCORP, Australia's premier diversified gambling and entertainment group

8. There is potential for capital gains tax rollover relief on the share component of TABCORP's offer

9. You will not incur brokerage costs. In addition, if you are an eligible Tab shareholder you can sell the TABCORP shares to which you are entitled under TABCORP's offer (up to a maximum of 200 TABCORP shares) under a share sale facility without incurring brokerage costs

---

1 Full details of these reasons, and of TABCORP's offer generally, are set out in the Bidder's Statement dated 2 April 2004 (as supplemented) from TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) in relation to TABCORP's offer

2 Based on the closing price for TABCORP shares on the ASX of $13.25 on 10 May 2004 and subject to the effects of rounding

3 UNiTAB's takeover offer for Tab has now closed. All Tab shareholders who accepted UNiTAB's offer are now free to accept TABCORP's offer

4 Based on the implied value referred to in reason 1 and the closing price for Tab shares on ASX of $3.36 on 15 October 2003, the dav prior to Tab's announcement of merger discussions with UNiTAB

5 Assuming Tab has 451.1 million shares on issue, net debt as at 31 December 2003 of $317 million, options in the money to the value of $2.9 million and earnings before interest, tax, depreciation and goodwill amortisation (EBITDA) for the year ended 30 June 2003 of $206 million

6 Tab's earnings per share (pre goodwill amortisation) for the year ended 30 June 2003 was $0.19



TABCORP

Attention
Tab shareholders

FIVE QUESTIONS YOU SHOULD ASK THE TAB BOARD

The Tab board previously recommended that you support a merger with UNiTAB when the Tab share price was $3.36. They later stated that they unanimously supported a takeover offer from UNiTAB and they intended to recommend that you accept that offer. The takeover offer from UNiTAB had an implied value of $4.50 per Tab share and then became $4.41 after deducting Tab's interim dividend.

TABCORP then made a higher takeover offer that now has an implied value of $4.65* per Tab share, but the Tab board has recommended that you take no action.

UNiTAB's takeover offer closed more than two weeks ago and TABCORP's offer is now the only takeover offer available to you. However, your board is *still* recommending that you take no action.

You should ask the Tab directors:

1 "**WHY** haven't you recommended TABCORP's higher offer?"

2 "Is there any **REAL** prospect of a higher offer from another party?"

3 "After months of proposals and talks (and seeking advice from three financial advisers) **WHY** haven't you told us yet what our company is worth?"

4 "**WHY** suddenly engage an 'independent expert' to assess TABCORP's offer when previously you intended to recommend UNiTAB's offer without such an independent assessment?"

5 "**WHAT** will happen to Tab's share price if TABCORP's offer goes away?"

TABCORP's offer is scheduled to close on 8 June 2004**

Accept TABCORP's offer NOW to make sure that you have the chance to receive cash and shares in TABCORP – Australia's premier gambling and entertainment group

For more information, call TABCORP's Offer information line on 1800 010 202 or visit TABCORP's website at www.tabcorp.com.au

* Based on TABCORP's closing share price on 10 May 2004
** Unless extended or withdrawn

ASX Listing Rules

Notice under Listing Rule 3.2

TABCORP Holdings Limited (ABN 66 063 780 709), the holding company of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***), gives notice of the following information as required by ASX Listing Rule 3.2:

1. the offer period in respect of the offers dated 21 April 2004 (the ***Offers***) made in accordance with the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented) in relation to the takeover bid for all of the ordinary shares in Tab Limited (ABN 17 081 765 308) (***Tab***), has been extended to 7.00 pm (Sydney time) on 8 June 2004 (unless further extended);
2. Bidder and its associates had a relevant interest in 0% of the ordinary shares of Tab, being the bid class securities under the Offers, when the first of the Offers was made; and
3. Bidder and its associates have a relevant interest (pursuant to acceptances of the Offers and subject to the satisfaction or waiver of the conditions precedent and subsequent to the agreements to be formed pursuant to acceptances of the Offers) in approximately 1.90% of the ordinary shares of Tab, being the bid class securities under the Offers, at the date of the extension of the offer period.

Dated 17 May 2004

Peter Caillard
Company Secretary